Bancroft Automated Restaurant Systems, Inc.



ANNUAL REPORT

7117 Florida Blvd

Baton Rouge, LA 70806

0

https://speedy-eats.net/

This Annual Report is dated September 30, 2024.

BUSINESS

Bancroft Automated Restaurant Systems, Inc. ("Company" or "Speedy Eats") is a C-Corp organized under the laws of the State of Delaware that plans to sell automated food and beverage equipment. The Company has applied for trademarks and service marks to use the "Speedy Eats" brand in the sale of its products and services.

The Company's business model consists of selling the hardware, and recurring income from food sales rebates, marketing fees, equipment rebates, SaaS subscriptions, and maintenance fees. Our primary customers will be white-label operators. Our automated kitchens will be sold across the USA through our website like other automated food or beverage technology as direct-to-consumer businesses.

Our company has developed a first-generation prototype that is still undergoing testing. The company is in its development stage and is pre-revenue.

The Company's top 3 reasons to invest:

(1) We believe we will have the fastest service-time for automated kitchens on the market;

(2) We will offer full meals, fully electric (true plug and play);

(3) Units will be able to be modified to serve different types of entrees or side items and can be set up inside or outside, walk-up or drive-up.

IP Ownership

The automated kitchen designs are proprietary to the Company. The Company has applied for trademarks to use the Speedy Eats name. In addition, the Company has submitted one patent application in its name, and is in the process of preparing two additional patent applications for filing:

1) Automated cook-n-hold patent - Our first patent application covers the process of cooking and automatically holding the food in a heated cabinet. Our patent will help our automated kitchen gather traffic data for a given location. The

unit will use that data to pre-cook entrees so that they can be available on-demand with a 20 second or less serve time.

2) Box design - We are in the process of preparing a patent application for our special lid design, which will have a built-in cavity for a pizza cutter to be added, or also for general cutlery. Our lid design will also be made specifically for efficient operation.

3) Our Fresh Fridge - Our fresh fridge patent application is being prepared so that we can also offer a refrigerated model, which will specialize in salads, wraps, subs, and other cold-served items. Our inventory management system will allow the unit to automatically purge products after they have expired and remove them to a receptacle without operator engagement. We also will have a recycle bin that will accept used containers. Our inventory management will track everything that is placed on the shelves of these units.

Previous Offerings

Nombre: Acciones Comunes

Tipo de valor vendido: Capital

Monto final vendido: $180.00

Número de valores vendidos: 6.500.000

Uso de los ingresos: La construcción del prototipo y otras necesidades de capital de trabajo.

Fecha: 26 de marzo de 2019

Oferta de exención invocada: Sección 4(a)(2)

Nombre: Acciones Comunes

Tipo de valor vendido: Capital

Monto final vendido: $100.00

Número de valores vendidos: 1.000.000

Uso de los ingresos: La construcción del prototipo y otras necesidades de capital de trabajo.

Fecha: 26 de marzo de 2019

Oferta de exención invocada: Sección 4(a)(2)

Tipo de valor vendido: Pagaré Convertible

Monto final vendido: $250,000.00

Uso de los ingresos: Investigación y desarrollo. Probando nuestro prototipo en laboratorio. Otras necesidades de capital de trabajo.

Fecha: 06 de diciembre de 2021

Exención de oferta invocada: 506(b)

Tipo de valor vendido: Pagaré Convertible

Monto final vendido: $25,000.00

Uso de los ingresos: Honorarios y costos asociados con las solicitudes de patentes y otras necesidades de capital de trabajo.

Fecha: 07 de octubre de 2020

Exención de oferta invocada: 506(b)

Nombre: Acciones preferentes

Tipo de valor vendido: Capital

Monto final vendido: $150,000.00

Número de valores vendidos: 544.000

Uso de los ingresos: La construcción del prototipo y otras necesidades de capital de trabajo.

Fecha: 30 de abril de 2019

Exención de oferta invocada: 506(b)

Tipo de valor vendido: Pagaré Convertible

Monto final vendido: $100,000.00

Uso de los ingresos: La construcción del prototipo y otras necesidades de capital de trabajo.

Fecha: 03 de abril de 2019

Exención de oferta invocada: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

¿Cuánto tiempo puede operar la empresa sin ingresos?

Podemos continuar operando, realizando I+D, durante el resto del año utilizando los recursos actualmente disponibles. Contamos con inversores actuales que están dispuestos a proporcionar financiación adicional si es necesario, para poder salir al mercado, de modo que podamos generar ingresos con nuestro producto tecnológico existente.

Según nuestro presupuesto, necesitaremos recaudar aproximadamente 1,5 millones de dólares para poder pasar el próximo año, completando nuestra construcción de segunda generación y nuestra prueba de campo de 3 meses.

Gastos mayores previsibles según proyecciones:

Nuestros principales gastos proyectados son el desarrollo de la plataforma de software ($181 mil), el desarrollo de nuestra unidad de Generación 2 ($400 mil) y marketing y nómina ($600 mil para publicidad/marketing, $175 mil para nómina).

Desafíos operativos futuros:

Los desafíos operativos que enfrentaremos incluyen:

1) producción de unidades y gestión de unidades en campo

2) Gestión de la cadena de suministro

3) gestión de ventas

4) modificar nuestra segunda generación después de nuestra prueba de campo

Desafíos futuros relacionados con los recursos de capital:

Los desafíos futuros que pueden surgir a medida que escalamos podrían ser el costo de producción de hardware para satisfacer la demanda y el costo de desarrollo de software para adaptarse a la producción.

Anticipamos un período de aprendizaje para comprender cuál puede ser nuestro verdadero costo unitario para la producción a escala. Esto solo se puede mitigar para compilación/prueba, compilación/prueba. Anticipamos construir y probar una unidad de segunda generación, pero también expandirnos a una cabecera de playa de 3 a 4 unidades aquí en Baton Rouge, Luisiana.

Hitos y eventos futuros:

Nuestra empresa se verá impactada positivamente por las pruebas de campo de la unidad Generación 2, además de la expansión de nuestra cabecera de playa. Los datos que recopilemos de estas pruebas nos ayudarán a definir nuestro camino a seguir y la definición de nuestro alcance.

También anticipamos pedidos anticipados de 100 a 300 unidades que serán un beneficio secundario de nuestro marketing/publicidad de nuestra campaña de financiación colectiva. Estos pedidos anticipados nos ayudarán a justificar nuestras valoraciones previas a los ingresos, pero también a financiar nuestros esfuerzos de fabricación y colocación en los próximos 18 a 24 meses.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $134,266.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Acreedor: Mitch Rotolo

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Osvaldo Fernández

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Brian D. Clark

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Christopher Jason Meaux

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Brock Duhon

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Adán Enamorado

Monto adeudado: $50,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: James R. Ford

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Ross J. Ford

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

Acreedor: Troy Sadler

Monto adeudado: $25,000.00

Tasa de interés: 10,0%

Fecha de Vencimiento: 28 de febrero de 2023

Este pagaré convertible es uno de una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con un transacción o serie de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otro comprador que participe en la transacción de financiamiento de capital aplicable.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Nombre: Mitch Rotolo

El puesto principal actual de Mitch Rotolo es en Rotolos LLC. Mitch Rotolo actualmente presta servicios 1 hora por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la junta

Fechas de Servicio: Junio, 2019 - Presente

Responsabilidades: Asistir a las reuniones de la junta directiva, votar sobre los asuntos en cuestión; Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Rotolos LLC

Título: CEO/Fundador/Presidente

Fechas de servicio: mayo de 1988 - presente

Responsabilidades: responsabilidades del CEO

Nombre: Ozzie Fernández

El puesto principal actual de Ozzie Fernández es en GO Eats. Ozzie Fernández actualmente presta servicios 1 hora por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la junta

Fechas de Servicio: Junio, 2019 - Presente

Responsabilidades: miembro votante de la junta; Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Izzo Burrito ilegal

Título: CEO/Fundador

Fechas de servicio: mayo de 1992 - presente

Responsabilidades: Responsabilidades del CEO

Otra experiencia empresarial en los últimos tres años:

Empleador: Pizza iluminada

Título: CEO/Fundador

Fechas de servicio: mayo de 2016 - presente

Responsabilidades: responsabilidades del CEO

Otra experiencia empresarial en los últimos tres años:

Empleador: Pizzería Rocca

Título: CEO

Fechas de Servicio: Mayo, 2018 - Presente

Responsabilidades: responsabilidades del CEO

Otra experiencia empresarial en los últimos tres años:

Empleador: GO Eats

Título: Cofundador

Fechas de servicio: julio de 2001 - presente

Responsabilidades: director ejecutivo

Nombre: Sarah Diebold

El puesto principal actual de Sarah Diebold es en SSD Holdings. Sarah Diebold actualmente presta servicios 1 hora por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la junta

Fechas de Servicio: Junio, 2019 - Presente

Responsabilidades: Miembro de la Junta; Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Huhtamaki

Título: Ventas y Estrategia

Fechas de servicio: enero de 2012 - febrero de 2021

Responsabilidades: ventas y estrategia.

Otra experiencia empresarial en los últimos tres años:

Empleador: Universidad de Arkansas

Título: Instructor adjunto

Fechas de Servicio: Enero de 2014 - Presente

Responsabilidades: Imparte clases complementarias.

Otra experiencia empresarial en los últimos tres años:

Empleador: Participaciones SSD

Título: Fusiones y adquisiciones de inversores

Fechas de servicio: junio de 2014 - presente

Responsabilidades: Fusiones y Adquisiciones

Otra experiencia empresarial en los últimos tres años:

Empleador: Arkansas Poly and Printing

Título: Copropietario

Fechas de servicio: febrero de 2021 - presente

Responsabilidades: Responsabilidades del copropietario

Nombre: Frederic Speed Bancroft

La función principal actual de Frederic Speed Bancroft es la del Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: CEO/Presidente

Fechas de Servicio: Junio, 2019 - Presente

Responsabilidades: Director y Director General; Salario: 78.000 dólares y conserva una participación del 60% en la empresa.

Nombre: Sanjay Maharjan

La función principal actual de Sanjay Maharjan es la del Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Puesto: Jefe de Ingeniería

Fechas de servicio: mayo de 2021 - presente

Responsabilidades: Gestionar proyectos de ingeniería, personal relacionado con la ingeniería y realizar consultas con el Directorio de la Compañía y asesores en temas de ingeniería. Salario $70k/año.

Otra experiencia empresarial en los últimos tres años:

Empleador: Universidad de Evansville, Departamento MECE

Título: Ingeniero Mecánico

Fechas de Servicio: Enero, 2020 - Mayo, 2020

Responsabilidades: Diseñar, fabricar y probar un asiento de seguridad inteligente con desaceleración.

Nombre: Adán Enamorado

La función principal actual de Adam Enamorado es en Aether Insurance, Inc. Adam Enamorado actualmente presta servicios 20 horas por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Posición: Director de Operaciones

Fechas de servicio: diciembre de 2021 - presente

Responsabilidades: Establecer horarios para cada departamento individual dentro de BARS Inc y comunicar los cronogramas de todas las operaciones. Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Aether Insurance, Inc.

Título: CEO

Fechas de servicio: marzo de 2020 - presente

Responsabilidades: responsabilidades del CEO

Otra experiencia empresarial en los últimos tres años:

Empleador: Highland Group Construction, LLC

Título: Propietario

Fechas de servicio: abril de 2021 - presente

Responsabilidades: vicepresidente

Otra experiencia empresarial en los últimos tres años:

Empleador: Highland Group en Berkshire Hathaway

Título: Venta y arrendamiento de bienes raíces

Fechas de servicio: mayo de 2018 - enero de 2021

Responsabilidades: agente autorizado

Nombre: Juliana Hernández

El puesto principal actual de Juliana Hernández es en CPA Accounting Solutions LLC. Juliana Hernández actualmente presta servicios 20 horas por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Posición: Director financiero

Fechas de servicio: febrero de 2022 - presente

Responsabilidades: Elaboración de informes financieros y análisis presupuestario. El salario es de 2 $ 250 al mes, sin compensación de capital.

Otra experiencia empresarial en los últimos tres años:

Empleador: CPA Accounting Solutions LLC

Título: Propietario

Fechas de Servicio: Enero, 2017 - Presente

Responsabilidades: Proporcionar servicios de contabilidad, estrategias fiscales y estrategias de creación de riqueza para diferentes empresas como The Advocate, Five S Construction, Green Cooling Tower Solutions, Three Sixty Eight y otras. La planificación fiscal y los servicios de CEO son algunas de las estrategias que más les gustan a mis clientes porque les aportan el mayor valor. Sin embargo, trabajo junto con el cliente para producir el servicio que mejor se adapte a sus necesidades.

Nombre: Ross Ford

La función principal actual de Ross Ford es trabajar por cuenta propia. Ross Ford actualmente presta servicios 1 hora por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la Junta

Fechas de servicio: abril de 2022 - presente

Responsabilidades: Votar con los demás miembros del directorio en asuntos propios de la empresa. Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Cafés River Road

Título: Vendedor

Fechas de Servicio: Enero, 2017 - Junio, 2022

Responsabilidades: VENTAS

Otra experiencia empresarial en los últimos tres años:

Empleador: Autónomo

Título: Emprendedor/Inversor de nueva creación

Fechas de servicio: junio de 2022 - presente

Responsabilidades: Emprendedor/Inversionista

Nombre: Luis García

El puesto principal actual de Luis García es en Wheels Up Experience. Luis García actualmente presta servicios 1 hora por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la Junta

Fechas de servicio: marzo de 2022 - presente

Responsabilidades: ayudar a votar las decisiones que afectan a la empresa. Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Experiencia Wheels Up

Título: Vicepresidente senior de ventas

Fechas de Servicio: Noviembre, 2015 - Presente

Responsabilidades: Identificar y vender nuevos miembros en nuestro club de aviación privado basado en membresía. Mantener cuentas, crecer a través de referencias y prospección individual.

Nombre: Chris Meaux

El puesto principal actual de Chris Meaux es en Friendswood High School. Chris Meaux actualmente presta servicios 5 horas por semana en su función con el Emisor.

Cargos y cargos que desempeña actualmente en el emisor:

Cargo: Miembro de la Junta

Fechas de servicio: marzo de 2022 - presente

Responsabilidades: ayudar a votar las decisiones que afectan a la empresa. Sin salario.

Otra experiencia empresarial en los últimos tres años:

Empleador: Eco robótica - Robótica de Limpieza Industrial

Título: Director de Ventas Técnicas

Fechas de Servicio: Enero, 2018 - Enero, 2021

Responsabilidades: • Supervisó la ejecución de múltiples funciones organizacionales liderando el equipo de ventas, el equipo de ingeniería, los esfuerzos de marketing y las operaciones industriales. Aseguré la implementación de procesos comerciales mediante la utilización de una amplia experiencia en la industria del petróleo y el gas. Gestioné eficientemente la ingeniería, las ventas y las operaciones para establecer una nueva empresa de robótica industrial. • Impulsé un aumento importante del 100 % en clientes potenciales en comparación con la utilización del método de llamadas en frío al dirigir el desarrollo de la campaña de marketing para adquirir nueva tecnología para una industria antigua. • Supervisé la expansión del equipo de ventas técnicas de cero a cinco representantes de ventas técnicas mediante la gestión de funciones de reclutamiento. • Aumenté los ingresos por ventas de $1.0 MM a $3.25 MM durante 2019.

Otra experiencia empresarial en los últimos tres años:

Empleador: Escuela secundaria Friendswood

Título: Profesor de Ingeniería y Robótica

Fechas de servicio: enero de 2021 - presente

Responsabilidades: Impartir la clase de Ingeniería y Robótica.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Título de la clase: Acciones ordinarias con derecho a voto

Nombre del accionista: Frederick Speed Bancroft

Monto y naturaleza del beneficiario final: 6.434.000

Porcentaje de clase: 63.175

RELATED PARTY TRANSACTIONS

Nombre de la entidad: SSD Holdings, LLC

Nombres de los propietarios del 20%: Sarah Sparks Diebold

Relación con la empresa: Una directora de SSD Holdings, LLC (Sarah Sparks Diebold) es directora de la empresa.

Naturaleza / monto del interés en la transacción: SSD Holdings, LLC fue un inversionista en la ronda de financiamiento de acciones preferentes Series Seed.

Términos materiales: SSD Holdings, LLC compró $25,000 acciones de acciones preferentes de serie de la Compañía, según los términos del Acuerdo de inversión en acciones preferentes de serie, de fecha 30 de abril de 2019.

Nombre de la Entidad: Osvaldo Fernández

Relación con la empresa: Director

Naturaleza / monto del interés en la transacción: El Sr. Fernández es titular de acciones preferentes de serie, titular de acciones ordinarias con derecho a voto y titular de notas convertibles.

Términos materiales: El Sr. Fernández invirtió $25,000 en la Compañía según los términos del Acuerdo de Inversión en Acciones Preferentes Semillas de Serie, de fecha 30 de abril de 2019. El Sr. Fernández invirtió $5,000 en un pagaré convertible de la Compañía, que se convirtió en Acciones Comunes con Voto el 25 de febrero de 2022. El Sr. Fernández también invirtió $25,000 en la Compañía en los términos del Pagaré Convertible, de fecha 16 de julio de 2021.

Nombre de la entidad: Mitch Rotolo

Relación con la empresa: Director

Naturaleza / monto del interés en la transacción: El Sr. Rotolo es titular de acciones preferentes de serie y titular de notas convertibles.

Términos materiales: El Sr. Rotolo invirtió $25,000 en la Compañía según los términos del Acuerdo de Inversión en Acciones Preferentes Semillas de Serie, con fecha del 30 de abril de 2019. El Sr. Rotolo invirtió $5,000 en un pagaré convertible de la Compañía, que se convirtió en acciones ordinarias con derecho a voto el 25 de febrero de 2022. El Sr. Rotolo también invirtió $25,000 en la Compañía en los términos del Pagaré Convertible, de fecha 12 de julio de 2021.

Nombre de la entidad: Sarah Sparks Diebold

Relación con la empresa: Director

Naturaleza/monto del interés en la transacción: la compañía de la Sra. Diebold, SSD Holdings, LLC, es un inversionista en acciones iniciales en serie y la Sra. Diebold es titular de acciones ordinarias con derecho a voto.

Términos materiales: SSD Holdings, LLC invirtió $25,000 en la Compañía según los términos del Acuerdo de inversión en acciones preferentes de serie, con fecha del 30 de abril de 2019. La Sra. Diebold invirtió $5,000 en un pagaré convertible de la Compañía, que se convirtió en acciones ordinarias con derecho a voto. el 25 de febrero de 2022.

Nombre de la Entidad: Adán Enamorado

Relación con la empresa: Oficial

Naturaleza / monto de interés en la transacción: El Sr. Enamorado es tenedor de Notas Convertibles.

Términos Materiales: El Sr. Enamorado invirtió $50,000 en la Compañía en los términos del Pagaré Convertible, de fecha 10 de noviembre de 2021.

Nombre de la entidad: Christopher Jason Meaux - Meaux Enterprises, LLC

Relación con la empresa: Director

Naturaleza / monto del interés en la transacción: El Sr. Meaux es titular de Pagarés Convertibles.

Términos materiales: El Sr. Meaux invirtió $25,000 en la Compañía según los términos del Pagaré Convertible, de fecha 20 de julio de 2021.

Nombre de la entidad: Ross Ford

Relación con la empresa: Director

Naturaleza / monto del interés en la transacción: El Sr. Ford es titular de un Pagaré Convertible.

Términos materiales: El Sr. Ford invirtió $25,000 en la Compañía según los términos del Pagaré Convertible, de fecha 22 de noviembre de 2021.

Nombre de la Entidad: Luis García

Relación con la empresa: Director

Naturaleza / monto del interés en la transacción: El Sr. García es un Accionista Preferente Serie Seed.

Términos materiales: Luis García invirtió $25,000 en la Compañía según los términos del Acuerdo de inversión en acciones preferentes de serie, de fecha 30 de abril de 2019.

OUR SECURITIES

La compañía ha autorizado acciones ordinarias sin derecho a voto, pagarés convertibles, acciones ordinarias con derecho a voto y acciones preferentes de serie. Como parte del aumento de crowdfunding reglamentario, la Compañía ofrecerá hasta 519,414 acciones ordinarias sin derecho a voto.

Acciones ordinarias sin derecho a voto

El monto de la garantía autorizada es 5.000.000 con un total de 0 pendientes.

Derecho al voto

No existen derechos de voto asociados con las acciones ordinarias sin derecho a voto.

Derechos materiales

El número total de acciones en circulación sobre una base totalmente diluida es de 10.184.363 acciones, que incluyen 8.109.920 acciones ordinarias con derecho a voto (7.109.920 acciones ordinarias con derecho a voto y 1.000.000 de acciones reservadas para su emisión como compensación de incentivo a los proveedores de servicios), 1.394.744 acciones de la Serie Seed Preferred Acciones, y 679.699 acciones reservadas para su emisión en la conversión de las Notas Convertibles.

* Consulte el Certificado de constitución (COI) de la empresa y el Certificado de modificación del COI, ambos adjuntos como Anexo F, para conocer la totalidad de los demás derechos materiales de los valores.

Nota convertible

El monto de la garantía autorizada es de 679.699 con un total de 679.699 pendientes de pago.

Derecho al voto

No existen derechos de voto asociados con el Pagaré Convertible.

Derechos materiales

Esta clase de capital es una serie de Pagarés Convertibles (los "Bonos") emitidos entre el 12 de julio de 2021 y el 6 de diciembre de 2021, que son convertibles en esa clase de valores de capital de la Compañía que se emiten en relación con una transacción o serie. de transacciones que generan ingresos brutos totales de $1,750,000 (incluida la conversión de los Bonos) a un precio de conversión por acción igual al menor del cociente resultante de dividir $4,000,000 por la capitalización totalmente diluida de la Compañía o el 80% del precio más bajo por acción pagado por cualquier otros compradores que participan en la transacción de financiación de capital aplicable.

El número total de acciones en circulación sobre una base totalmente diluida es de 10.184.363 acciones, que incluyen 8.109.920 acciones ordinarias con derecho a voto (7.109.920 acciones ordinarias con derecho a voto y 1.000.000 de acciones reservadas para su emisión como compensación de incentivo a los proveedores de servicios), 1.394.744 acciones de la Serie Seed Preferred Acciones, y 679.699 acciones reservadas para su emisión en la conversión de las Notas Convertibles.

* Consulte el Certificado de constitución (COI) de la empresa y el Certificado de modificación del COI, ambos adjuntos como Anexo F, para conocer la totalidad de los demás derechos materiales de los valores.

Acciones ordinarias con derecho a voto

El monto de la garantía autorizada es de 14.000.000 con un total de 8.109.920 pendientes de pago.

Derecho al voto

Derechos de voto: Los tenedores de acciones ordinarias con derecho a voto tienen derecho a 1 voto por cada acción ordinaria con derecho a voto celebrada en todas las juntas de accionistas (y acciones escritas en lugar de juntas).

Derechos materiales

El número total de acciones en circulación sobre una base totalmente diluida es de 10.184.363 acciones, que incluyen 8.109.920 acciones ordinarias con derecho a voto (7.109.920 acciones ordinarias con derecho a voto y 1.000.000 de acciones reservadas para su emisión como compensación de incentivo a los proveedores de servicios), 1.394.744 acciones de la Serie Seed Preferred Acciones, y 679.699 acciones reservadas para su emisión en la conversión de las Notas Convertibles.

* Consulte el Certificado de constitución (COI) de la empresa y el Certificado de modificación del COI, ambos adjuntos como Anexo F, para conocer la totalidad de los demás derechos materiales de los valores.

Acciones preferentes de semillas de serie

El monto de la garantía autorizada es de 3.000.000 con un total de 1.394.744 pendientes de pago.

Derecho al voto

En cualquier asunto presentado a los accionistas de la Compañía para su acción o consideración en cualquier reunión de accionistas de la Compañía (o mediante consentimiento escrito de los accionistas en lugar de la reunión), cada tenedor de acciones en circulación de Acciones Preferentes Semillas de Serie puede emitir el número de votos igual al número de acciones enteras de Acciones Ordinarias con Derecho a Voto en las que las acciones de Acciones Preferentes Iniciales de Serie en poder de dicho tenedor son convertibles a partir de la fecha de registro para determinar los accionistas con derecho a votar sobre dicho asunto. Mientras al menos el 25% de las acciones inicialmente emitidas de las Acciones Preferentes Semillas de la Serie permanezcan en circulación, los tenedores registrados de las acciones de las Acciones Preferentes Semillas de la Serie exclusivamente y como una clase separada, tienen derecho a elegir tres (3) directores de la Compañía, los tenedores registrados de Acciones Comunes con Voto, exclusivamente y como una clase separada, tienen derecho a elegir tres (3) directores de la Compañía, y cualquier director adicional será elegido por el voto afirmativo de la mayoría de la Serie Semilla Preferida. Acciones y acciones ordinarias con derecho a voto, que votan juntas como una sola clase sobre una base convertida. En cualquier momento en que al menos el 25% de las acciones inicialmente emitidas de las Acciones Preferentes Semillas de la Serie permanezcan en circulación, el consentimiento por escrito o el voto afirmativo de no menos de los tenedores de al menos la mayoría de las acciones en circulación de las Acciones Preferentes Semillas de la Serie (votando como una sola clase sobre una base convertida) (los "Tenedores Requisitos") antes de que la Compañía pueda tomar cualquiera de las siguientes acciones: (a) alterar los derechos, poderes o privilegios de las Acciones Preferentes Semillas de la Serie de cualquier manera que afecta negativamente las acciones preferentes de la serie Seed; (b) aumentar o disminuir el número autorizado de acciones de cualquier clase o serie de capital social; (c) autorizar o crear (mediante reclasificación o de otro modo) cualquier nueva clase o serie de acciones de capital que tengan derechos, poderes o privilegios establecidos en el certificado de constitución de la Compañía, vigentes en ese momento, que sean superiores o estén en paridad con la Serie Seed Preferred Stock; (d) canjear o recomprar acciones ordinarias o acciones preferentes iniciales de serie (que no sean conforme a acuerdos de empleados o consultores que otorguen a la Compañía el derecho de recomprar acciones tras la terminación de los servicios de conformidad con los términos del acuerdo aplicable); (e) declarar o pagar cualquier dividendo o de otro modo hacer una distribución a los tenedores de Acciones Preferentes Semillas de Serie o Acciones Comunes; (f) aumentar o disminuir el número de directores de la Sociedad; o (g) liquidar, disolver o liquidar los negocios y asuntos de la Compañía, efectuar una Liquidación Considerada (como se define en el Certificado de Constitución de la Compañía), o consentir, aceptar o comprometerse a hacer cualquiera de lo anterior sin condicionar tal consentimiento, acuerdo o compromiso al obtener la aprobación de los Titulares de Requisitos.

Derechos materiales

Liquidación, Disolución o Liquidación:

En el caso de cualquier liquidación, disolución o liquidación voluntaria o involuntaria de la Compañía o cualquier Evento de Liquidación Considerado (como se define en el Certificado de Constitución de la Compañía), antes de que se realice cualquier pago a los tenedores de Acciones Ordinarias en razón de su propiedad de los mismos, los tenedores de acciones de la Serie Seed Preferred en ese momento en circulación deben recibir pagos con cargo a los fondos y activos disponibles para su distribución a sus accionistas, una cantidad por acción igual al mayor de $0.29412 por acción más cualquier dividendo declarado pero no pagado sobre las mismas, o (b) el monto por acción que habría sido pagadero si todas las acciones de las Acciones Preferentes Semillas de la Serie se hubieran convertido en acciones de Acciones Ordinarias inmediatamente antes de dicha liquidación, disolución o liquidación de la Compañía o cualquier Evento de Liquidación Considerado (como se define en el Acta de Constitución de la Sociedad).

Derechos de conversión

Las acciones de la Serie Seed Preferred Stock son convertibles a opción del tenedor de las mismas, en cualquier momento, y sin el pago de contraprestación adicional, en acciones de acciones ordinarias con derecho a voto a una relación de conversión que inicialmente es 1:1, pero que se ajustará. para divisiones de acciones, ciertos dividendos, reclasificaciones de acciones y otros eventos, como se describe más detalladamente en el Certificado de Constitución de la Compañía, adjunto al presente como Anexo F.

Dividendos

Los tenedores de Acciones Preferentes Semillas de la Serie tendrán derecho a recibir dividendos prorrateados y pari passu con los tenedores de Acciones Ordinarias.

Derechos de información

Cada titular de acciones preferentes de serie que posea al menos 85 000 acciones (cada una de ellas un "Comprador importante") tiene derecho a recibir, cuando estén disponibles, (1) estados financieros anuales no auditados para cada año fiscal de la Compañía, incluido un balance general no auditado a partir del al final de dicho año fiscal, un estado de resultados no auditado y un estado de flujos de efectivo no auditado, todos preparados de acuerdo con principios y prácticas de contabilidad generalmente aceptados; y (2) estados financieros trimestrales no auditados para cada trimestre fiscal de la Compañía (excepto el último trimestre del año fiscal de la Compañía), incluido un balance general no auditado al final de dicho trimestre fiscal, un estado de resultados no auditado y un estado de cuenta no auditado. de flujos de efectivo, todos preparados de acuerdo con principios y prácticas de contabilidad generalmente aceptados, sujetos a cambios resultantes de los ajustes normales de auditoría de fin de año. Si la Compañía tiene registros auditados de cualquiera de los anteriores, deberá proporcionarlos en lugar de las versiones no auditadas.

Derechos de inspección

Cada Comprador Importante tiene derecho a visitar e inspeccionar las propiedades de la Compañía, examinar sus libros de contabilidad y discutir los asuntos, las finanzas y las cuentas de la Compañía con sus funcionarios, todo en los momentos razonables que pueda solicitar dicho Comprador Importante.

Derechos preferentes

Si la Compañía emite valores en su próximo financiamiento de capital después de la fecha del presente (el "Próximo Financiamiento") que (a) tengan derechos, preferencias o privilegios que sean más favorables que los términos de las acciones de la Serie Seed Preferred Stock, tales como precio protección antidilución basada en la tecnología antidilución, o (b) proporcionar a todos esos futuros inversores otros términos contractuales, como derechos de registro, la Compañía proporcionará derechos sustancialmente equivalentes a los Compradores con respecto a las acciones de la Serie Seed Preferred Stock (con el ajuste apropiado por razones económicas). términos u otros derechos contractuales), sujeto a la ejecución por parte de dicho Comprador de cualquier documento, incluidos, si corresponde, derechos de los inversionistas, acuerdos de coventa, votación y otros acuerdos, ejecutados por los inversionistas que compran valores en el Próximo Financiamiento (dichos documentos, los " Próximos Documentos de Financiación"). Cualquier Comprador Importante seguirá siendo un Comprador Importante para todos los efectos de los Próximos Documentos de Financiamiento en la medida en que exista dicho concepto. La Compañía pagará los honorarios y gastos razonables, que no excederán los $5,000 en total, de un abogado de los Compradores en relación con la revisión, ejecución y entrega de los Próximos Documentos de Financiamiento por parte de los Compradores. Sin perjuicio de cualquier disposición en contrario contenida en el presente, tras la ejecución y entrega de los Próximos Documentos de Financiamiento por parte de los Compradores que posean la mayoría de las acciones en circulación en ese momento de las Acciones Preferentes Semillas de la Serie en poder de todos los Compradores, este Acuerdo (excluyendo cualquier obligación pendiente y existente en ese momento) será modificado y reexpresado por y en dichos Próximos Documentos de Financiamiento y será rescindido y ya no tendrá fuerza ni efecto.

La Compañía mantendrá un derecho de preferencia con respecto a las transferencias de acciones ordinarias por cada tenedor de las mismas, sujeto a ciertas excepciones estándar. Si la Compañía opta por no ejercer su derecho de preferencia con respecto a una transferencia propuesta de los valores en circulación de la Compañía por parte de cualquier Titular clave, la Compañía asignará dicho derecho de preferencia a los Compradores principales. En caso de tal cesión, cada Comprador Importante tendrá derecho a comprar la porción de los valores que se propone transferir por dicho Titular Clave igual a la proporción de (a) el número de acciones ordinarias de la Compañía emitidas o emitibles en conversión de las acciones de las Acciones Preferentes Semillas de la Serie propiedad de dicho Comprador Principal, a (b) el número de acciones de las Acciones Comunes de la Compañía emitidas o emitibles tras la conversión de las acciones de las Acciones Preferentes Semillas de la Serie propiedad de todos los Compradores Principales.

Arrastrar hacia la derecha

Si un Evento de Liquidación Considerado (como se define en el Certificado de Constitución de la Compañía) es aprobado por cada uno de (i) los tenedores de la mayoría de las acciones ordinarias en circulación en ese momento (distintas de las emitidas o emitibles tras la conversión de las acciones de Acciones Preferentes Semillas de la Serie), (ii) los tenedores de la mayoría de las acciones ordinarias entonces emitidas o emitibles tras la conversión de las acciones de Acciones Preferentes Semillas de la Serie en circulación en ese momento y (iii) la Junta, luego cada Accionista votará (en persona, por poder o por acción mediante consentimiento por escrito, según corresponda) todas las acciones del capital social de la Compañía ahora o en el futuro propiedad directa o indirecta registrada o beneficiosa de dicho Accionista (colectivamente, las "Acciones") a favor de, y adoptar dicho Evento de Liquidación Considerado y ejecutar y entregar toda la documentación relacionada y tomar cualquier otra acción en apoyo del Evento de Liquidación Considerado que la Compañía pueda solicitar razonablemente, incluida la ejecución y entrega de instrumentos de traspaso y transferencia, y cualquier acuerdo de compra, acuerdo de fusión, acuerdo de indemnización, acuerdo de custodia, consentimiento, renuncia, presentación gubernamental, certificados de acciones debidamente endosados para su transferencia (libres y libres de gravámenes, reclamaciones y gravámenes inadmisibles) y cualquier documento similar o relacionado. La obligación de cualquier parte de tomar las acciones requeridas por esta disposición no se aplicará a un Evento Considerado de Liquidación si la otra parte involucrada en dicho Evento Considerado de Liquidación es un afiliado o accionista de la Compañía que posee más del 10% del poder de voto de la Compañía. "Accionista" significa cada Titular y Titular Clave, y cualquier cesionario de los mismos.

Derecho de participación

Cada Comprador Principal tiene el derecho de preferencia para comprar la Participación Prorrateada del Comprador Principal de cualquier Valor Nuevo (como se define a continuación) que la Compañía pueda emitir de vez en cuando después de la fecha de este Acuerdo, siempre que, sin embargo, el Comprador Principal no tendrá derecho a comprar dichos Nuevos Valores si el Comprador Principal no puede demostrar, a satisfacción razonable de la Compañía, que dicho Comprador Principal es, en el momento de la emisión propuesta de dichos Nuevos Valores, un "inversionista acreditado", tal como se define dicho término en la Regulación D bajo la Ley de Valores. La "Acción Prorrateada" de un Comprador Importante significa la proporción de (a) el número de acciones ordinarias de la Compañía emitidas o emitibles tras la conversión de las acciones de Serie de Acciones Preferentes Semillas propiedad de dicho Comprador Importante, a (b) la Totalmente -Número de acción diluida. "Nuevos Valores" significa cualquier Acciones Comunes o Acciones Preferentes, ya sean autorizadas o no, y derechos, opciones o garantías para comprar Acciones Comunes o Acciones Preferentes, y valores de cualquier tipo que sean, o puedan llegar a ser, convertibles o intercambiables en Comunes. Acciones o Acciones Preferentes; siempre que, sin embargo, los "Nuevos Valores" no incluyan: (a) acciones ordinarias emitidas o emitibles tras la conversión de cualesquiera acciones en circulación de acciones preferentes; (b) acciones ordinarias o acciones preferentes emitidas tras el ejercicio de cualquier opción, garantía o derecho a comprar valores de la Compañía en circulación a la Fecha del Acuerdo y cualquier valor emitido tras la conversión de los mismos; (c) acciones ordinarias o acciones preferentes emitidas en relación con cualquier división de acciones o dividendo o recapitalización de acciones; (d) acciones ordinarias (u opciones, garantías o derechos sobre las mismas) otorgadas o emitidas después de la Fecha del Acuerdo a empleados, funcionarios, directores, contratistas, consultores o asesores de la Compañía o cualquier subsidiaria de la Compañía de conformidad con acuerdos de incentivos, planes de compra de acciones u opciones sobre acciones, bonos o premios de acciones, garantías, contratos u otros acuerdos que sean aprobados por la Junta; (e) acciones de la Serie de Acciones Preferentes Semillas de la Compañía emitidas de conformidad con este Acuerdo; (f) cualesquiera otras acciones ordinarias o acciones preferentes (y/u opciones o garantías sobre las mismas) emitidas o emitibles principalmente para fines distintos del financiamiento de capital y aprobadas por la Junta; y (g) acciones ordinarias emitidas o emitidas por la Compañía al público de conformidad con una declaración de registro presentada conforme a la Ley de Valores.

El número total de acciones en circulación sobre una base totalmente diluida es de 10.184.363 acciones, que incluyen 8.109.920 acciones ordinarias con derecho a voto (7.109.920 acciones ordinarias con derecho a voto y 1.000.000 de acciones reservadas para su emisión como compensación de incentivo a los proveedores de servicios), 1.394.744 acciones de la Serie Seed Preferred Acciones, y 679.699 acciones reservadas para su emisión en la conversión de las Notas Convertibles.

* Consulte el Certificado de constitución (COI) de la empresa y el Certificado de modificación del COI, ambos adjuntos como Anexo F, para conocer la totalidad de los demás derechos materiales de los valores.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Riesgo incierto Una inversión en la Compañía (también denominada "nosotros", "nos", "nuestro" o "Compañía") implica un alto grado de riesgo y solo debe ser considerada por aquellos que pueden permitirse la pérdida de toda su inversión. Además, la compra de cualquiera de las ACCIONES COMUNES SIN VOTO sólo debe ser realizada por personas cuyos recursos financieros sean suficientes para permitirles retener indefinidamente una inversión ilíquida. Cada inversionista en la Compañía debe considerar toda la información proporcionada a dicho inversionista potencial con respecto a la Compañía, así como los siguientes factores de riesgo, además de la otra información enumerada en el Formulario C de la Compañía. Los siguientes factores de riesgo no están previstos y deberán no se considerará que lo es, una descripción completa de los riesgos comerciales y otros riesgos inherentes a la inversión en la Compañía. Nuestras proyecciones comerciales son solo proyecciones. No podemos garantizar que la Compañía cumpla con nuestras proyecciones. No puede haber seguridad de que la Compañía pueda encontrar suficiente demanda para nuestro producto, que la gente piense que es una mejor opción que un producto de la competencia, o que seamos capaces de brindar el servicio a un nivel que permita a la Compañía hacer una obtener ganancias y seguir atrayendo negocios. Cualquier valoración en esta etapa es difícil de evaluar. La valoración de la oferta fue establecida por la Compañía. A diferencia de las empresas que cotizan en bolsa que se valoran públicamente a través de los precios de las acciones impulsados por el mercado, la valoración de las empresas privadas, especialmente las de nueva creación, es difícil de evaluar y usted puede correr el riesgo de pagar de más por su inversión. La transferibilidad de los Valores que está comprando es limitada. Cualquier valor adquirido a través de esta campaña de financiación colectiva está sujeto a las limitaciones de transferencia de la SEC. Esto significa que las acciones/notas que compre no podrán revenderse durante un período de un año. La excepción a esta regla es si está transfiriendo las acciones de regreso a la Compañía, a un "inversionista acreditado", como parte de una oferta registrada ante la Comisión, a un miembro de su familia, un fideicomiso creado para el beneficio de su familia. o en relación con su muerte o divorcio. Su inversión podría quedar ilíquida durante mucho tiempo Debe estar preparado para mantener esta inversión durante varios años o más. Durante los 12 meses posteriores a su inversión, habrá restricciones sobre cómo revender los valores que reciba. Más importante aún, no existe un mercado establecido para estos valores y es posible que nunca lo haya. Como resultado, si decide vender estos valores en el futuro, es posible que no pueda encontrar un comprador. La Compañía puede ser adquirida por un actor existente en la industria del desarrollo de software educativo. Sin embargo, es posible que eso nunca suceda o que suceda a un precio que le haga perder dinero en esta inversión. Si la empresa no puede recaudar fondos suficientes, no tendrá éxito. La Compañía ofrece ACCIONES COMUNES SIN VOTO por un monto de hasta $ 1,07 millones en esta oferta y puede cerrar cualquier inversión que se realice. Incluso si se recauda el monto máximo, es probable que la Compañía necesite fondos adicionales en el futuro para poder crecer, y si no puede recaudar esos fondos por cualquier motivo, incluidos motivos relacionados con la propia Compañía o la economía en general, es posible que no sobrevivir. Si la Compañía logra recaudar solo la cantidad mínima de fondos buscada, tendrá que encontrar otras fuentes de financiamiento para algunos de los planes descritos en "Uso de los ingresos". Es posible que no tengamos suficiente capital como necesitamos y que se nos solicite recaudar más capital. Anticipamos que necesitaremos acceso al crédito para respaldar nuestros requisitos de capital de trabajo a medida que crecemos. Aunque los tipos de interés son bajos, sigue siendo un entorno difícil para obtener crédito en condiciones favorables. Si no podemos obtener crédito cuando lo necesitamos, podríamos vernos obligados a obtener capital social adicional, modificar nuestros planes de crecimiento o tomar alguna otra medida. Emitir más capital puede requerir atraer inversores adicionales. Para conseguir estos inversores adicionales podría ser necesario fijar un precio de nuestro capital por debajo de su precio actual. De ser así, su inversión podría perder valor como resultado de esta dilución adicional. Además, incluso si el capital no tiene un precio más bajo, su porcentaje de propiedad disminuiría con la incorporación de más inversores. Si no podemos encontrar inversores adicionales dispuestos a aportar capital, es posible que decidamos cesar nuestra actividad de ventas. En ese caso, el único activo que queda para generar un retorno de su inversión podría ser nuestra propiedad intelectual. Incluso si no nos vemos obligados a cesar nuestra actividad de ventas, la falta de disponibilidad de crédito podría dar como resultado que la Compañía tenga un desempeño por debajo de las expectativas, lo que podría afectar negativamente el valor de su inversión. Los términos de financiamientos posteriores pueden afectar negativamente su inversión Es probable que en el futuro necesitemos financiar acciones ordinarias, deuda o acciones preferentes, lo que puede reducir el valor de su inversión en acciones ordinarias sin derecho a voto. Los intereses sobre los títulos de deuda podrían aumentar los costos y afectar negativamente los resultados operativos. Las acciones preferentes podrían emitirse en serie de vez en cuando con la designación, los derechos, las preferencias y las limitaciones necesarias para obtener capital. Los términos de las acciones preferentes podrían ser más ventajosos para esos inversores que para los tenedores de acciones ordinarias. Además, si necesitamos recaudar más capital social a partir de la venta de acciones ordinarias, los inversores institucionales u otros inversores pueden negociar condiciones que probablemente sean más favorables que las condiciones de su inversión y posiblemente un precio de compra más bajo por acción. Discreción de la administración en cuanto al uso de los ingresos Nuestro éxito dependerá sustancialmente de la discreción y el juicio de nuestro equipo directivo con respecto a la aplicación y asignación de los ingresos de esta Oferta. El uso de los ingresos que se describe a continuación es una estimación basada en nuestro plan de negocios actual. Sin embargo, podemos considerar necesario o aconsejable reasignar partes de los ingresos netos reservados para una categoría a otra, y tendremos amplia discreción al hacerlo. Proyecciones: información prospectiva Cualquier proyección o declaración prospectiva con respecto a nuestro desempeño financiero u operativo anticipado es hipotética y se basa en la mejor estimación de la administración de los resultados probables de nuestras operaciones y no habrá sido revisada por nuestros contadores independientes. Estas proyecciones se basarán en supuestos que la gerencia considere razonables. Algunas suposiciones invariablemente no se materializarán debido a eventos imprevistos y circunstancias fuera del control de la administración. Por lo tanto, los resultados reales de las operaciones variarán de dichas proyecciones y dichas variaciones pueden ser materiales. No se pueden garantizar los resultados proyectados. Dependemos de un tipo principal de servicio. Todos nuestros servicios actuales son variantes de un tipo de servicio, que proporciona comida rápida automatizada sobre la marcha. Por lo tanto, nuestros ingresos dependen del mercado para nuestros servicios. Es posible que nunca tengamos un producto o servicio operativo. Es posible que nunca haya máquinas automatizadas de servicio de alimentos operativas o que el producto nunca se utilice para realizar transacciones. Es posible que el hecho de no lanzar el producto sea el resultado de un cambio en el modelo de negocios cuando la Compañía determina que el modelo de negocios, o algún otro factor, no será lo mejor para los intereses de la Compañía y sus accionistas. Algunos de nuestros productos aún se encuentran en fase de prototipo y es posible que nunca sean productos operativos. Es posible que nunca exista un producto operativo o que el producto nunca se utilice para realizar transacciones. Es posible que el hecho de no lanzar el producto sea el resultado de un cambio en el modelo de negocio cuando la Compañía determina que el modelo de negocio, o algún otro factor, no será lo mejor para la Compañía y sus accionistas. El desarrollo de nuevos productos y tecnologías conlleva importantes riesgos e incertidumbres. Actualmente estamos en etapa de investigación y desarrollo y solo hemos fabricado un prototipo. Los retrasos o los sobrecostos en el desarrollo de nuestras máquinas y el hecho de que el producto no cumpla con nuestras estimaciones de rendimiento pueden deberse, entre otras cosas, a obstáculos tecnológicos imprevistos, dificultades en la fabricación, cambios en el diseño y obstáculos regulatorios. Cualquiera de estos eventos podría afectar material y adversamente nuestro desempeño operativo y resultados de operaciones. titular minoritario; Valores sin derecho a voto Las ACCIONES COMUNES SIN VOTO que un inversionista está comprando no tienen derechos de voto asociados. Esto significa que usted no tendrá derecho a dictar cómo se administrará la Compañía. Usted confía en la discreción de la gerencia para tomar buenas decisiones comerciales que harán crecer sus inversiones. Además, en caso de liquidación de nuestra empresa, solo se le pagará si queda dinero en efectivo después de que se haya pagado a todos los acreedores de nuestra empresa. Estás confiando en que la dirección tomará la mejor decisión para la empresa. Confías en la discreción de la dirección. Usted está comprando valores como tenedor minoritario y, por lo tanto, debe confiar en la administración de la Compañía para tomar buenas decisiones comerciales que hagan crecer su inversión. Fondos insuficientes Es posible que la empresa no venda suficientes valores en esta oferta para satisfacer sus necesidades operativas y cumplir sus planes, en cuyo caso dejará de operar y usted no obtendrá nada. Incluso si vendemos todas las acciones ordinarias que ofrecemos ahora, la Compañía (posiblemente) necesitará recaudar más fondos en el futuro y, si no puede conseguirlos, fracasaremos. Incluso si hacemos una oferta exitosa en el futuro, los términos de esa oferta podrían dar como resultado que su inversión en la empresa valga menos, porque los inversores posteriores podrían obtener mejores condiciones. Esta oferta implica "cierres continuos", lo que puede significar que los primeros inversores pueden no tener el beneficio de la información que tienen los inversores posteriores. Una vez que alcancemos nuestro monto objetivo para esta oferta, podemos solicitar que StartEngine indique al agente de depósito en garantía que nos desembolse los fondos de la oferta. En ese momento, los inversores cuyos acuerdos de suscripción hayan sido aceptados se convertirán en nuestros inversores. Todas las empresas en etapa inicial están sujetas a una serie de riesgos e incertidumbres, y no es raro que se realicen cambios importantes en los términos de la oferta o en los negocios, planes o perspectivas de las empresas, a veces con poca antelación. Cuando tales cambios ocurren durante el curso de una oferta, debemos presentar una modificación de nuestro Formulario C ante la SEC, y los inversores cuyas suscripciones aún no hayan sido aceptadas tendrán derecho a retirar sus suscripciones y recuperar su dinero. Los inversores cuyas suscripciones ya hayan sido aceptadas, sin embargo, ya serán nuestros inversores y no tendrán tal derecho. Nuestro nuevo producto podría no lograr las proyecciones de ventas que esperábamos Nuestras proyecciones de crecimiento se basan en la suposición de que con un mayor presupuesto de publicidad y marketing nuestros productos podrán ganar terreno en el mercado a un ritmo más rápido que nuestros productos actuales. Es posible que nuestros nuevos productos no logren ser aceptados en el mercado por diversas razones. Si los nuevos productos no logran ventas y aceptación significativas en el mercado, esto podría afectar material y adversamente el valor de su inversión. Nos enfrentamos a una importante competencia en el mercado. Competiremos con empresas más grandes y establecidas que actualmente tienen productos en el mercado y/o varios programas de desarrollo de productos respectivos. Es posible que tengan muchos mejores medios financieros, marketing, ventas y recursos humanos que nosotros. Es posible que tengan éxito en desarrollar y comercializar productos competidores equivalentes antes que nosotros, o productos superiores a los desarrollados por nosotros. No podemos garantizar que los competidores dejarán obsoletos nuestra tecnología o nuestros productos o que los productos desarrollados por nosotros serán preferidos a cualquier tecnología existente o recientemente desarrollada. Además, cabe suponer que la competencia se intensificará. Somos una empresa en etapa inicial y aún no hemos generado ganancias. La Compañía se constituyó el 26/03/2019. En consecuencia, la Compañía tiene una historia limitada sobre la cual se puede realizar una evaluación de su desempeño y perspectivas futuras. Nuestras operaciones actuales y propuestas están sujetas a todos los riesgos comerciales asociados con nuevas empresas. Estos incluyen posibles fluctuaciones en los resultados operativos a medida que la Compañía reacciona a la evolución de su mercado, gestionando su crecimiento y la entrada de competidores al mercado. Solo podremos pagar dividendos sobre las acciones una vez que nuestros directores determinen que somos financieramente capaces de hacerlo. La Compañía ha incurrido en una pérdida neta y ha generado ingresos limitados desde su inicio. No hay garantía de que seamos rentables en los próximos 3 años o que generemos ingresos suficientes para pagar dividendos a los tenedores de las acciones. Somos una empresa en etapa inicial y tenemos ingresos e historial operativo limitados. La empresa tiene una historia corta, pocos clientes y, en la práctica, ningún ingreso. Si está invirtiendo en esta empresa, es porque cree que SPEEDY EATS es una buena idea, que el equipo podrá comercializar y vender con éxito el producto o servicio, que podremos ponerles el precio correcto y venderlos a suficientes personas para que que la Compañía tendrá éxito. Además, nunca hemos obtenido beneficios y no hay garantía de que algún día seamos rentables. Tenemos patentes existentes que quizás no podamos proteger adecuadamente. Uno de los activos más valiosos de la Compañía es su propiedad intelectual. La Compañía ha presentado solicitudes para registrar el nombre "SPEEDY EATS" y el logotipo de la Compañía. La Compañía también tiene 1 Patente Pendiente. Creemos que uno de los componentes más valiosos de la Compañía es nuestra cartera de propiedad intelectual. Debido al valor, los competidores pueden apropiarse indebidamente o violar los derechos de propiedad de la Compañía. La Compañía tiene la intención de continuar protegiendo su cartera de propiedad intelectual de tales violaciones. Es importante señalar que costos imprevisibles asociados con tales prácticas pueden invadir el capital de la Compañía. Tenemos patentes pendientes de aprobación que podrían ser vulnerables. Uno de los activos más valiosos de la Compañía es su propiedad intelectual. Es posible que la propiedad intelectual de la Compañía, como patentes, marcas comerciales, derechos de autor, nombres de dominio de Internet y secretos comerciales, no se registre ante las autoridades correspondientes. Creemos que uno de los componentes más valiosos de la Compañía es nuestra cartera de propiedad intelectual. Debido al valor, los competidores pueden apropiarse indebidamente o violar los derechos de propiedad de la Compañía. La Compañía tiene la intención de continuar protegiendo su cartera de propiedad intelectual de tales violaciones. Es importante señalar que costos imprevisibles asociados con tales prácticas pueden invadir el capital de la Compañía debido a su propiedad intelectual no registrada. Nuestras marcas comerciales, derechos de autor y otra propiedad intelectual podrían ser inaplicables o ineficaces. La propiedad intelectual es un campo del derecho complejo en el que pocas cosas son seguras. Es posible que los competidores puedan diseñar en torno a nuestra propiedad intelectual, encontrar arte previo para invalidarla o hacer que las patentes sean inaplicables mediante algún otro mecanismo. Si los competidores pueden eludir nuestra protección de marcas registradas y derechos de autor sin obtener una sublicencia, es probable que el valor de la Compañía se vea afectado material y adversamente. Esto también podría afectar la capacidad de la Compañía para competir en el mercado. Además, si nuestras marcas comerciales y derechos de autor se consideran inaplicables, es casi seguro que la Compañía perderá cualquier ingreso potencial que pueda obtener al celebrar sublicencias. Esto cortaría un importante flujo potencial de ingresos para la Compañía. El costo de hacer cumplir nuestras marcas comerciales y derechos de autor podría impedirnos hacerlos cumplir. Los litigios sobre marcas y derechos de autor se han vuelto extremadamente costosos. Incluso si creemos que un competidor está infringiendo una o más de nuestras marcas comerciales o derechos de autor, podríamos optar por no presentar una demanda porque carecemos de dinero para procesar con éxito un litigio de varios años con un resultado incierto; o porque creemos que el costo de hacer cumplir nuestra(s) marca(s) o derechos de autor supera el valor de ganar la demanda a la luz de los riesgos y consecuencias de perderla; o por alguna otra razón. Elegir no hacer cumplir nuestras marcas registradas o derechos de autor podría tener consecuencias adversas para la Compañía, incluido socavar la credibilidad de nuestra propiedad intelectual, reducir nuestra capacidad para otorgar sublicencias y debilitar nuestros intentos de evitar que los competidores ingresen al mercado. . Como resultado, si no podemos hacer cumplir nuestras marcas comerciales o derechos de autor debido al costo de hacerlo, su inversión en la Compañía podría verse afectada significativa y adversamente. La pérdida de uno o más de nuestro personal clave, o nuestra incapacidad para atraer y retener a otro personal altamente calificado en el futuro, podría dañar nuestro negocio. Para tener éxito, la Compañía requiere personas capaces para llevar a cabo sus operaciones diarias. A medida que la Compañía crezca, necesitará atraer y contratar empleados adicionales en ventas, marketing, diseño, desarrollo, operaciones, finanzas, legal, recursos humanos y otras áreas. Dependiendo del entorno económico y el desempeño de la Compañía, es posible que no podamos localizar o atraer personas calificadas para dichos puestos cuando los necesitemos. También podemos cometer errores de contratación, que pueden ser costosos en términos de recursos gastados en reclutar, contratar e invertir en la persona incorrecta y en el retraso en localizar al empleado adecuado. Si no somos capaces de atraer, contratar y retener el talento adecuado o cometemos demasiados errores de contratación, es probable que nuestra empresa se vea afectada por no tener los empleados adecuados en los puestos adecuados y en el momento adecuado. Es probable que esto afecte negativamente el valor de su inversión. Nuestra capacidad para vender nuestro producto o servicio depende de regulaciones gubernamentales externas que pueden estar sujetas a cambios en cualquier momento. Nuestra capacidad para vender productos depende de regulaciones gubernamentales externas, como la FDA (Administración de Alimentos y Medicamentos), la FTC (Comisión Federal de Comercio) y otras leyes y regulaciones gubernamentales relevantes. Las leyes y regulaciones relativas a la venta de productos pueden estar sujetas a cambios y, si lo hacen, es posible que la venta de productos ya no sea lo mejor para la Compañía. En ese momento, es posible que la Compañía ya no quiera vender el producto y, por lo tanto, su inversión en la Compañía puede verse afectada. Dependemos de terceros para proporcionar servicios esenciales para el éxito de nuestro negocio. Dependemos de terceros para que nos proporcionen una variedad de funciones comerciales esenciales, incluida la fabricación y el inventario de alimentos. Es posible que algunos de estos terceros no realicen sus servicios o los realicen de manera inaceptable. Es posible que experimentemos retrasos, defectos, errores u otros problemas con su trabajo que afectarán materialmente nuestras operaciones y es posible que tengamos pocos o ningún recurso para recuperar daños y perjuicios por estas pérdidas. Una interrupción en las operaciones de estos proveedores clave o de otros proveedores podría afectar material y adversamente nuestro negocio. Como resultado, su inversión podría verse afectada negativamente por nuestra dependencia de terceros y su desempeño. Seguridad cibernética (riesgo personalizado) Nuestras unidades serán programadas y operadas utilizando nuestro software patentado. Aunque creemos que nuestros protocolos de ciberseguridad son adecuados, existe la posibilidad de que nuestros sistemas de software sean vulnerables a piratas informáticos o virus. Tal violación de ciberseguridad afectaría negativamente las operaciones y la probabilidad de la Compañía. El monto recaudado en esta oferta puede incluir inversiones de funcionarios y directores de la empresa o de sus familiares inmediatos. Una vez que la cantidad total de fondos recaudados en esta oferta supere el objetivo de financiación mínimo, los funcionarios y directores (y los familiares directos) de la empresa podrán realizar inversiones en esta oferta. Cualquier inversión de este tipo se incluirá en el monto recaudado reflejado en la página de la campaña. Mercado saturado Existe el riesgo de que nuestro sistema no funcione en un espacio determinado debido a la sobresaturación de los restaurantes. Si ya existen restaurantes realmente buenos en un espacio determinado, entonces podemos correr el riesgo de no poder atraer suficientes clientes diariamente. Depresión El país podría entrar en otra recesión si los operadores no invierten en nueva tecnología o nuestros clientes potenciales no pagan por comida de calidad de restaurante. Bloqueos de Covid 19 Si hay bloqueos, podría tener un impacto en nuestro volumen total de ventas. Planeamos entregar nuestro producto directamente a los hogares de los consumidores; sin embargo, el servicio de autoservicio para llevar es una parte importante de nuestro modelo de negocio, por lo que podría afectar nuestros ingresos brutos. Economía La capacidad de la Compañía para recaudar cantidades suficientes para financiar nuestro desarrollo podría verse significativamente afectada por una recesión económica. Una desaceleración de este tipo podría provocar retrasos, si no un cierre. COVID-19 Nuestro negocio podría estar sujeto a retrasos o cierres graves debido a nuevos brotes graves de COVID-19, la aparición de una nueva variante u otra pandemia. Problemas de la cadena de suministro Si hay problemas adicionales o prolongados en la cadena de suministro, como resultado de COVID-19, la guerra en Europa, los costos de transporte u otros factores, nuestra Compañía podría verse afectada negativamente por retrasos o cierres graves. Podríamos tener dificultades para obtener algunos de nuestros componentes de fabricantes extranjeros debido a la escasez y los retrasos en la cadena de suministro. Competencia Aunque creemos que nuestros productos y servicios competirán favorablemente en los segmentos de viviendas residenciales para ingresos bajos y moderados, es posible que no podamos mantener una posición competitiva frente a competidores actuales y potenciales. La aceptación en el mercado de nuestros productos y servicios aún no se ha demostrado. Muchos de nuestros competidores actuales y potenciales tienen historiales operativos más prolongados, mayor reconocimiento de nombre, bases instaladas más grandes y recursos financieros, técnicos, de marketing y de ventas significativamente mayores que los nuestros. Como resultado, los competidores pueden reaccionar más rápidamente a las tecnologías emergentes y a los cambios en los requisitos de los clientes o dedicar mayores recursos a la promoción y venta de sus productos. Además, los competidores pueden intentar iniciar nuestro método, o ampliar o mejorar sus ofertas de productos, para competir más eficazmente con nuestros productos y métodos. Capacidad para gestionar el crecimiento Planeamos expandir nuestro negocio significativamente. La expansión de nuestro negocio requerirá que mejoremos nuestros sistemas operativos, financieros y de información; atraer y retener personal directivo, técnico y de marketing; contratar, capacitar, motivar, gestionar y retener personal laboral; y establecer y mantener asociaciones estratégicas críticas. La imposibilidad de expandir nuestros sistemas operativos, personal, proveedores de materiales y relaciones con los clientes de manera efectiva podría tener un efecto material adverso en nuestro negocio, resultados operativos y situación financiera. Recesión Podríamos entrar en una recesión que tendría un impacto en la capacidad de nuestra empresa para conseguir financiación para desarrollar nuestro producto. Calidad del producto Creemos que podemos ofrecer un servicio de comida rápida, más rápido y versátil de mayor calidad que nuestros competidores. Debemos entregar constantemente un producto de calidad para establecer y mantener una reputación competitiva en el mercado. El incumplimiento de lo prometido podría dañar nuestra reputación y exponernos a litigios, provocando que perdamos clientes y negocios en el futuro, lo que tendría un efecto material adverso en nuestro negocio, resultados operativos y situación financiera.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 30, 2024.

Bancroft Automated Restaurant Systems, Inc.

By   /s/ *Frederic Speed Bancroft*

      Name: Bancroft Automated Restaurant Systems, Inc

      Title: CEO and Chairman

Exhibit A

FINANCIAL STATEMENTS

BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bancroft Automated Restaurant Systems, Inc.
Baton Rouge, Louisiana

We have reviewed the accompanying financial statements of Bancroft Automated Restaurant Systems, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 28, 2024
Los Angeles, California

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	134,266	$	61,143
Acccounts Receivable, net		3,193		-
Total current assets		**137,459.56**		**61,143**
Property and equipment, net		267,671		129,833
Total assets	**$**	**405,131**	**$**	**190,976**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,032	$	3,856
Line of Credit		-		137,095
Other Current Liabilities		6,322		-
Total Current Liabilities		**7,353**		**140,951**
Convertible Notes		250,000		250,000
Accrued interest on Convertible Notes		31,250		20,834
Related Party Loan		814,312		-
Total liabilities		**1,102,916**		**411,784**
STOCKHOLDERS EQUITY				
Common Stock		8		8
Series Seed Preferred Stock		1		1
Equity Issuane Costs		(10,000)		(10,000)
Treasury Stock		(1)		(1)
Additional Paid In Capital		593,845		570,071
Retained earnings/(Accumulated Deficit)		(1,281,640)		(780,888)
Total stockholders' equity		**(697,786)**		**(220,808)**
Total liabilities and stockholders' equity	**$**	**405,131**	**$**	**190,976**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 61,229	$ -
Cost of goods sold	147,433	-
Gross profit	(86,204)	-
Operating expenses		
General and administrative	397,361	324,940
Sales and marketing	1,120	135,389
Total operating expenses	398,481	460,329
Operating income/(loss)	(484,685)	(460,329)
Interest expense	16,106	13,846
Other Loss/(Income)	(39)	(1,731)
Income/(Loss) before provision for income taxes	(500,752)	(472,443)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (500,752)	$ (472,443)

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Additional Paid In Capital	Treasury Stock		Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance—December 31, 2021	7,500,000 $	7.5	1,394,744 $	1.4	$ 224,407	(500,000) $	(1)	$ -	$ (308,445)	$ (84,029)
Stock Issuance	76,178	0			312,181	-	-	(10,000)		302,181
Issuance of Stock in Return for Stock	109,920	0			27,773					27,773
Stock-based compensation					5,710					5,710
Net income/(loss)									(472,443)	(472,443)
Balance—December 31, 2022	7,686,098 $	7.7	1,394,744 $	1.4	570,071	(500,000)	(0.5)	(10,000)	$ (780,888)	$ (220,808)
Capital Contribution	-	-			14,482	-	-	-		14,482
Issuance of Restricted Stock	90,000	0			3,511					3,511
Stock-based compensation					5,781					5,781
Net income/(loss)									(500,752)	(500,752)
Balance—December 31, 2023	7,776,098 $	7.8	1,394,744 $	1.4	$ 593,845	(500,000) $	(0.5)	$ (10,000)	$ (1,281,640)	$ (697,786)

See accompanying notes to financial statements.

Bancroft Automated Restaurant Systems Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (500,752)	$ (472,443)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	102,993	9,747
Share-based Compensation	9,292	5,710
Changes in operating assets and liabilities:		
Acccounts Receivable, net	(3,193)	
Accounts Payable	(2,824)	3,856
Accrued interest	10,417	7,917
Other Current Liabilities	6,322	
Net cash provided/(used) by operating activities	**(377,746)**	**(445,214)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(240,830)	-
Net cash provided/(used) in investing activities	**(240,830)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	14,482	327,181
Borrowing on Related Party Loan	814,312	
Borrowing/ (Repayment) on Line of Credit	(137,095)	137,095
Net cash provided/(used) by financing activities	**691,700**	**464,276**
Change in cash	73,123	19,063
Cash—beginning of year	61,143	64,308
Cash—end of year	**$ 134,266**	**$ 61,143**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ 27,773
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bancroft Automated Restaurant Systems Inc. ("BARS Inc.") was incorporated on March 26, 2019, in the state of Delaware. The financial statements of Bancroft Automated Restaurant Systems Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Baton Rouge, Louisiana.

BARS Inc is a Direct to Consumer (D2C) food robotics tech-company. We develop hardware to sell and software to license to operators, which give operators an easier operation to run and a better experience for customers. The first automated technology we have produced is an automated pizza kitchen (APK) which is capable of heating and holding pizzas/pastry's/breadsticks, delivery and take out via walk in or drive thru.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company has determined that there is no need to establish an allowance for expected credit losses.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years
Long-term office equipment	5-7 years
Trailer and vehicle	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Bancroft Automated Restaurant Systems Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company earns revenues from the sale of its "Speedy Eats" automated kitchens.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 28, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Sales Tax Payable	632	-
Accrued Interest	5,689	-
Total Other Current Liabilities	$ 6,321	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 362,200	$ 173,104
Long-term office equipment	41,442	-
Trailer and vehicle	10,292	-
Property and Equipment, at Cost	**413,934**	**173,104**
Accumulated depreciation	(146,264)	(43,271)
Property and Equipment, Net	$ 267,671	$ 129,833

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $102,993 and $9,747 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares of Common Stock with par value of $0.000001. As of December 31, 2023, and December 31, 2022, 7,776,098 shares and 7,686,098 shares were issued and outstanding, respectively. As of December 31, 2023, and December 31, 2022, 500,000 Common Stock was set aside for Treasury Stock.

Preferred Stock

The Company is authorized to issue 3,000,000 shares of Preferred Shares with $0.000001 par value. As of December 31, 2023, and December 31, 2022, 1,394,744 shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-			-
Granted	180,000			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	180,000	$	-	9.11
Exercisable Options at December 31, 2022	180,000	$	-	9.11
Granted	-	$	0.06	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	180,000	$	-	8.11
Exercisable Options at December 31, 2023	180,000	$	-	8.11

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $5,781 and $5,710, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value		Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-		-
Granted	-				
Vested	-				
Forfeited	-				-
Outstanding at December 31, 2022	-	$	-		-
Granted	90,000	$	0.06		
Vested	-	$	-		
Forfeited	-	$	-		
Outstanding at December 31, 2023	90,000	$	-		9.11

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2023 was $1,511.

7.   DEBT

Related Party Loan

In 2023, the Company entered into promissory notes with one of the shareholders and founders, Frederic Bancroft. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note Frederick Bancroft	$ 814,312	5.00%	11/10/2023	9/30/2028	$ 5,689	5,689 $	$ -	$ 814,312	$ 820,001
Total					$ 5,689	$ 5,689	$ -	$ 814,312	$ 820,001

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ -
2025	-
2026	-
2027	-
2028	814,312
Thereafter	-
Total	$ 814,312

Line of Credit

The Company entered into a Line of Credit agreement with Louisiana National Bank during fiscal year 2022. The credit facility allowed borrowings up to $400,000. The interest rate is Variable rate of prime + 1.299% for twelve months. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $0 and 137,095 and the entire balance is classified as current.

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount rate	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Mitch Rotolo-Convertible Note 2021	$ 25,000	10.00%	7/12/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Osvaldo Fernandez-Convertible Note 2021	$ 25,000	10.00%	7/16/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Brian D. Clark-Convertible Note 2021	$ 25,000	10.00%	7/19/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Christopher Jason Meaux-Convertible Note 2021	$ 25,000	10.00%	7/20/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Brock Duhon-Convertible Note 2021	$ 25,000	10.00%	8/4/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Adam Enamorado-Convertible Note 2021	$ 50,000	10.00%	11/10/2021	20.00%	2/28/2023	$ 2,083	$ 6,250		$ 50,000	$ 56,250	$ 2,083	$ 4,167	$ -	$ 50,000	$ 54,167
James R. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Ross J. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Troy Sadler-Convertible Note 2021	$ 25,000	10.00%	12/6/2021	20.00%	2/28/2023	$ 1,042	$ 3,125		$ 25,000	$ 28,125	$ 1,042	$ 2,083	$ -	$ 25,000	$ 27,083
Total						$ 10,417	$ 31,250	$ -	$ 250,000	$ 281,250	$ 10,417	$ 20,834	$ -	$ 250,000	$ 270,834

The convertible notes are convertible into Common Shares at a conversion price. The conversion price that equals the total Fully Diluted Capitalization of the Company divided by $2,500,000.00, which equals $0.25266 per share (the "Conversion Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (127,441)	$ (119,129)
Valuation Allowance	127,441	119,129
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on De December 31, 2023, and December 31, 2022, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (453,682)	$ (326,240)
Valuation Allowance	453,682	326,240
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,782,639, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,782,639. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On November 10, 2023, the company engaged in a promissory note agreement with its shareholder and founder, Frederic Bancroft. The note carries an interest rate of 5% and matures in September 2028. As of December 31, 2023, the remaining balance on the note stands at $814,312.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 28, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $484,685 an operating cash flow loss of $377,746, and liquid assets in cash of $134,266, which is less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, Frederick Bancroft the CEO/Chairman of BANCROFT AUTOMATED RESTAURANT, here by certify that the financial statements of BANCROFT AUTOMATED RESTAURANT and notes thereto for the periods ending 12/31/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

BANCROFT AUTOMATED RESTAURANT has not yet filed its federal tax return for 2023."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 03/28/2024).

Frederick Bancroft (Signature)

_____CEO_____ (Title)

_____3/28/2024_____ (Date)

CERTIFICATION

I, Frederic Speed Bancroft, Principal Executive Officer of Bancroft Automated Restaurant Systems, Inc., hereby certify that the financial statements of Bancroft Automated Restaurant Systems, Inc. included in this Report are true and complete in all material respects.

Frederic Speed Bancroft

CEO and Chairman